UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Kalvista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483497103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

CUSIP NO. 483497103	Page 2 of 7 Pages

CUSIP No. 483497103
(1) Names of reporting persons	Saturn V Capital Management LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,431,259*
(7) Sole dispositive power	0
(8) Shared dispositive power	1,431,259*
(9) Aggregate amount beneficially owned by each reporting person	1,431,259*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.1%†
(12) Type of reporting person (see instructions)	IA

* Saturn V Capital Management LP acts as the investment manager of certain pooled investment vehicles and managed accounts (collectively the “Clients”) in which such shares referred to above are held. As a result, Saturn V Capital Management LP possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding shares of the Issuer. Saturn V Capital Management LP disclaims beneficial ownership of any of the shares held by the Clients.

† Based on a total of 34,558,709 shares outstanding of the Issuer as of November 30, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed December 7, 2023.

CUSIP NO. 483497103	Page 3 of 7 Pages

CUSIP No. 483497103
(1) Names of reporting persons	Xiaoying Tian
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,431,259*
(7) Sole dispositive power	0
(8) Shared dispositive power	1,431,259*
(9) Aggregate amount beneficially owned by each reporting person	1,431,259*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.1%†
(12) Type of reporting person (see instructions)	IN, HC

* Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn V Capital Management LP, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the shares held by the Clients.

† Based on a total of 34,558,709 shares outstanding of the Issuer as of November 30, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed December 7, 2023.

CUSIP NO. 483497103	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Kalvista Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

55 Cambridge Parkway, Suite 901E, Cambridge, MA 02142.

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are: Saturn V Capital Management LP (“Saturn”) Xiaoying Tian

Item 2(b).	Address of Principal Business Office or, if None, Residence:

919 Congress Avenue, Suite 830, Austin, TX 78701

Item 2(c).	Citizenship:

Saturn is a Delaware limited partnership. Xiaoying Tian is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e).	CUSIP Number:

483497103

CUSIP NO. 483497103	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

The Shares described herein are owned by certain pooled investment vehicles and managed accounts for which Saturn serves as an investment manager. As a result, Saturn and Xiaoying Tian, as the managing member of the general partner of Saturn, may be deemed to beneficially own the Shares for the purposes of Rule 13d-3 of the Act insofar as they may be deemed to have the power to direct the voting or disposition of the Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Saturn, Xiaoying Tian, or any other person is, for any purpose, the beneficial owner of any of the Shares described herein, and such beneficial ownership is expressly disclaimed.

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons - 1,431,259 Saturn – 1,431,259* Xiaoying Tian - 1,431,259**

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons – 4.1% † Saturn – 4.1% †* Xiaoying Tian - 4.1% †**

CUSIP NO. 483497103	Page 6 of 7 Pages

Item 4(c).	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: Saturn – 0 Xiaoying Tian - 0

	(ii)	Shared power to vote or to direct the vote: Saturn – 1,431,259* Xiaoying Tian - 1,431,259**

	(iii)	Sole power to dispose or to direct the disposition of: Saturn – 0 Xiaoying Tian - 0

	(iv)	Shared power to dispose or to direct the disposition of: Saturn – 1,431,259* Xiaoying Tian - 1,431,259**

* Saturn acts as the investment manager for the Clients who hold the Shares described herein and referred to above. As a result, Saturn possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding Shares of the Issuer. Saturn disclaims beneficial ownership of any of the Shares held by the Clients.

** Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the Shares held by the Clients.

† Based on a total of 34,558,709 shares outstanding of the Issuer as of November 30, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed December 7, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

CUSIP NO. 483497103	Page 7 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2024

Saturn V Capital Management LP

By:	/s/ Xiaoying Tian
Name:	Xiaoying Tian
Title:	Managing Member of SVCM GP LLC, the General Partner of Saturn V Capital Management LP

Xiaoying Tian

By:	/s/ Xiaoying Tian
Name:	Xiaoying Tian